January 26, 2009

Via EDGAR and Fax (202-772-9205)

Celeste Murphy

Legal Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: Steiner Leisure Limited

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 29, 2008

File No. 000-28972

Dear Ms. Murphy:

This letter is in response to your letter to Leonard Fluxman, President and Chief Executive Officer of Steiner Leisure Limited ("Steiner" or "our") dated January 22, 2009 with respect to the above-referenced matter, which responded to our letter to you of January 16, 2009.

Set forth below is our response to your comment in that letter, which comment is also set forth below in bold for your reference.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis

    We have considered your response to comment six in our letter dated December 18, 2008. Please confirm that in future filings you intend to discuss how difficult it would be for your executives or how likely it would be for the company to achieve the undisclosed Business Unit Targets.

Response

In future filings Steiner intends to discuss how difficult it would be for our executives or how likely it would be for Steiner to achieve the undisclosed Business Unit Targets.

Thank you for your attention to this matter.

Very Truly Yours,

/s/ Robert C. Boehm

Robert C. Boehm

Executive Vice President and General Counsel

Steiner Leisure Limited

C/O Steiner Management Services, LLC

770 South Dixie Highway, Suite 200

Coral Gables, FL 33146

cc: Scott Hodgdon, Esq. (via fax)